UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)

COFFEE PACIFICA, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

192185 10 6

CUSIP Number

November 19, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[x]   Rule 13d-1(c)

[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 192185 10 6

  Names of Reporting Persons. Brian James Inouye

I.R.S. Identification Nos. of above persons (entities only).

  Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

  SEC Use Only

  Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Peron With:	5. Sole Voting Power	50,000
	6. Shared Voting Power
	7. Sole Dispositive Power	50,000
	8. Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person:                         50,000

  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  Percent of Class Represented by Amount in Row (9):                                                 0.5%

  Type of Reporting Person (See Instructions):                                                               IN

Item 1.

(a) Name of Issuer:                                                                 Coffee Pacifica, Inc.

(b) Address of Issuer's Principal Executive Offices.        8726 Barnard St., Vancouver, B.C., V6P 6A6

Item 2.

Name of Person Filing:                                                               Brian James Inouye

Address of Principal Business Office or, of none, Residence: 4915 - 44th Ave., Delta, BC, V4K 1B9

Citizenship:                             Canada

Title of Class of Securities:     Common

CUSIP Number:                     192185 10 6

Item 3. If this statement is filed pursuant to d d 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C 78o)
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	An investment adviser in accordance with C240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with C240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with d 240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with d 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  Amount beneficially owned: 50,000

  Percent of class: 0.5%

  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 50,000

(ii) Share power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 50,000

(iv) Shared power to dispose or to direct the disposition of:

Instruction: For computations regarding securities which represent a right to acquire an underlying security see d 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2004

Date

/s/ Brian J. Inouye

Signature

Brian J. Inouye

Name

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)